

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

August 2, 2016

Via E-Mail
Mr. Russell Ball
Chief Financial Officer
Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

      **Re:    Goldcorp Inc.**
             **Form 40-F for the Fiscal Year Ended December 31, 2015**
             **Filed March 30, 2016**
             **File No. 001-12970**

Dear Mr. Ball:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Joel Parker

                            Joel Parker
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining